THE ALGER FUNDS

Certificate of Termination

of the

Amended and Restated Certificate of Designation for

Alger 25 Fund

The undersigned, being the Secretary of The Alger Funds (the “Trust”), a trust with transferable shares of the type commonly called a Massachusetts business trust, does hereby certify that, pursuant to the authority conferred upon the Trustees of the Trust by Sections 6.1(b) and 9.3 of the Amended and Restated Agreement and Declaration of Trust dated September 13, 2012, as amended to date, and by the affirmative vote of a majority of the Trustees at a meeting duly called and held on February 11, 2021, Alger 25 Fund, a series of the Trust (the “Series”) authorized pursuant to the Amended and Restated Certificate of Designation dated February 24, 2021, is terminated effective upon the filing of this Certificate of Termination of the Series with the Secretary of the Commonwealth of Massachusetts. This Certificate of Termination terminates only the Series and not the Trust or any other separate series of the Trust.

The Trustees further direct that, upon the execution of this Certificate of Termination, the Trust take all necessary action to file a copy of this Certificate of Termination with the Secretary of State of The Commonwealth of Massachusetts and at any other place required by law or by the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has set his hand and seal this 10th day of May 2021.

/s/ Tina Payne
Tina Payne, Secretary

ACKNOWLEDGEMENT

State of New Jersey	)
) ss.
County of Union	)

May 10, 2021

Then personally appeared the above-named Tina Payne and acknowledged the foregoing instrument to be his free act and deed. Before me.

/s/ Jennifer R. Rizzo
Notary Public
My Commission Expires: 10/18/2025